Exhibit 99.5

Notice of Annual General Meeting of Shareholders
and Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General Meeting of Shareholders (“AGM”)
When:	June 24, 2020, at 11:00 a.m. (Pacific Time)
Where:	In response to the current coronavirus (“COVID-19”) pandemic, Great Panther Mining Limited will hold its AGM in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular

NOTICE AND ACCESS

You are receiving this notice of Notice and Access (“Notice”) as Great Panther Mining Limited (“Great Panther” or the “Company”) is using the notice and access model (“Notice and Access Provisions”) pursuant to Canadian Securities Regulations for delivery of its information circular (the “Information Circular”) to the shareholders in respect of its AGM to be held on Wednesday, June 24, 2020. Under Notice and Access Provisions, instead of receiving paper copies of the Information Circular, you are receiving this Notice with information on how you may access the Information Circular electronically or how you may request a paper copy. With this Notice, you will also receive a proxy or a voting instruction form, enabling you to vote by proxy at the AGM. The use of this alternative delivery pursuant to Notice and Access Provisions is more environmentally friendly and cost-effective.

Therefore, instead of receiving the Information Circular by mail, you may view it electronically by visiting the Company’s website at https://www.greatpanther.com/investors/reports-filings/agm/, or under the Company’s profile on SEDAR at www.sedar.com.

Stratification will not be used for this AGM. The Company will only mail a paper copy of the Information Circular to each shareholder who requests one.

BUSINESS OF THE AGM

1.	To set the number of Directors at nine. See the section entitled “Number of and Election of Directors” in the Information Circular.
2.	To elect directors of the Company to hold office until the close of the next AGM. See the section entitled “Number of and Election of Directors - Nominees for Election” in the Information Circular.
3.	To appoint KPMG LLP as auditor of the Company to serve until the close of the next AGM. See the section entitled “Appointment of Auditor” in the Information Circular.
4.	To ratify and approve the Amended and Restated Omnibus Incentive Plan for continuation for a further three-year period. See the section entitled “Approval of the Amended and Restated Omnibus Incentive Plan” in the Information Circular.

The Board of Directors of Great Panther recommends that Shareholders VOTE FOR all of the proposed resolutions.

HOW DO I OBTAIN A PRINTED COPY OF THE INFORMATION CIRCULAR?

If you wish to receive a paper copy of the Information Circular, you should contact the Company by calling Toll-Free within North America at 1-888-355-1766 or outside of North America at +1-604-608-1766, or by email at info@greatpanther.com. To ensure you receive the Information Circular in advance of the voting deadline and AGM date, your request must be received no later than June 10, 2020. If you request a paper copy of the Information Circular, please note that another proxy or voting instruction form will not be sent. For your proxy voting purposes, please use the current form of proxy or voting instruction form you were sent with this Notice.

If you request a copy of the Information Circular on the date of the AGM or in the year following the filing of the Information Circular, it will be sent to you within ten calendar days of receiving your request. Following the AGM, the documents will remain available at the websites listed above for at least one year.

WHO CAN VOTE?

Holders of common shares of Great Panther on the record date of May 7, 2020, are entitled to receive a Notice and to vote at the AGM.

HOW DO I VOTE?

Please note, you cannot vote by returning this Notice. There are several convenient ways to vote your shares, including online and via telephone. You will find attached to this Notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights. Please remember to review the Information Circular prior to voting.

	Beneficial Shareholders Shares held with a broker, bank or other intermediaries.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the voting instruction form in the enclosed postage-paid envelope.	Return the form of proxy in the enclosed postage-paid envelope.

If you wish to attend and vote at the AGM, please follow the instructions found in the enclosed form of proxy or voting instruction form. In response to the COVID-19 pandemic, Great Panther will hold the AGM in a virtual format via live webcast. All shareholders are invited and encouraged to participate in the AGM using the instructions set out in the Information Circular.

Please submit your vote well in advance of the proxy deposit deadline on

June 22, 2020, at 11:00 a.m. (Pacific Time)

If you have questions or require assistance with voting, please contact Great Panther’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: +1-416-304-0211
Email: assistance@laurelhill.com